03002055

SECURITI... ...ISSION
Washington, D.C. 20549

RECEIVED FEB 26 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37004 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Consolidated Financial Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 North Lindbergh Boulevard, Suite 201
(No. and Street)

| St. Louis | MO | 63141 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Stiffelman (314) 991-4030
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Oberkfell & Ristau, P.C.
(Name – *if individual, state last, first, middle name*)

| 4339 Butler Hill Road | St. Louis | MO | 63128 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alan Stiffelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consolidated Financial Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

CARL C BARDENHEIER
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. OCT. 17,2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION
# WITH INDEPENDENT AUDITORS' REPORT

# CONSOLIDATED FINANCIAL INVESTMENTS, INC.

December 31, 2002

**CONSOLIDATED FINANCIAL INVESTMENTS, INC.**
**St. Louis, Missouri**

Table of Contents

December 31, 2002

Cummings, Oberkfell & Ristau, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

## Independent Auditors' Report

Board of Directors
Consolidated Financial Statements, Inc.:

We have audited the accompanying statement of financial condition of Consolidated Financial Investments, Inc. (the Company) as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Consolidated Financial Investments, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Oberkfell & Ristau, P.C.

St. Louis, Missouri
January 29, 2003

**CONSOLIDATED FINANCIAL INVESTMENTS, INC.**

Statement of Financial Condition

December 31, 2002

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 107,290 |
| Deposits with clearing organizations | 50,000 |
| Receivable from clearing broker | 58,010 |
| Investment in debt and equity securities, at estimated fair value | 35,517 |
| Furniture and equipment, net of accumulated depreciation of $48,766 | – |
| Other assets | 36,709 |
| | $ 288,526 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---|
| Liabilities - accounts payable and accrued expenses | $ 50,193 |
| Commitments and contingencies | – |
| Subordinated borrowings | 55,311 |
| Stockholders' equity: | |
| Capital stock, no par value; 30,000 shares authorized; 1,250 shares issued and outstanding | 21,000 |
| Additional paid-in capital | 156,280 |
| Retained earnings | 5,742 |
| Total stockholders' equity | 183,022 |
| | $ 288,526 |

See accompanying notes to financial statement.

**CONSOLIDATED FINANCIAL INVESTMENTS, INC.**

Notes to Statement of Financial Condition

December 31, 2002

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Consolidated Financial Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Reporting Period**

The Company previously operated using a fiscal year ending September 30. During 2002 the Company changed its reporting period from a September 30 fiscal year to a calendar year.

**Furniture and Equipment**

Furniture and equipment are carried at cost. Depreciation is computed on both straight-line and accelerated methods for financial reporting purposes as follows: furniture and fixtures - 7 years; computer equipment – 3-5 years.

**Income Taxes**

Effective October 1, 1999, the Company elected to be taxed as a Subchapter S Corporation. As a Subchapter S Corporation, the Company does not pay Federal or state corporate income taxes on its income; instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, no provision for Federal or state income taxes is included in these financial statements.

**Cash and Cash Equivalents**
The Company considers investments with an original maturity of three months or less to be cash equivalents.

**NOTE 2 – CLEARING ARRANGEMENT**
The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies, and receivables. These liens secure the Company's liabilities and obligations to the Broker.

Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $50,000.

**NOTE 3 – INVESTMENTS IN DEBT AND EQUITY SECURITIES**
Investment securities owned by the Company at December 31, 2002 consisted of mortgage-backed securities of $6,001, NASDAQ common stock of $10,400 and warrants for NASDAQ common stock of $20,103. The Company's investments in mortgage-backed securities and NASDAQ common stock are carried at estimated fair value based on current market prices. The NASDAQ warrants are recorded at original cost, which is an estimate of the fair value thereof, as there is not currently an active market for such investments.

**NOTE 4 – SUBORDINATED BORROWINGS**
Subordinated borrowings consist of subordinated notes payable in the original amount of $226,011 which were issued by the Company on September 30, 1999 and are due September 30, 2009 with interest payable quarterly at the rate of 10%. The Company made principal payments of $95,700 and $75,000 during the year ended September 30, 2001 and fifteen months ended December 31, 2002, respectively.

The subordinated borrowings are covered by agreements with the NASD and are available in computing net capital under the Security and Exchange Commission Uniform Net Capital rule. To the extent such borrowings are required for the Company's continued compliance with minimal net capital requirements, they may not be repaid.

**CONSOLDIATED FINANCIAL INVESTMENTS, INC.**

Notes to Financial Statements

(continued)

**NOTE 5 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $165,107, which was $115,107 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.

**NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during the fifteen months ended December 31, 2002.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.